SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X| Preliminary Proxy Statement
|_| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                 Cortech, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                      Asset Value Fund Limited Partnership
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

|_| $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or 14a-6(j)(2).
|_| $500 per each party to the controversy pursuant to
    Exchange Act Rule 14a-6(i)(3).
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11. |X| No fee required

1) Title of each class of securities to which transaction applies:

   Common Stock
   -----------------------------------------------------------------------------

2) Aggregate number of securities to which transaction applies:

   -----------------------------------------------------------------------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:*

   -----------------------------------------------------------------------------

4) Proposed maximum aggregate value of transaction:

   -----------------------------------------------------------------------------

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    1) Amount previously paid:
                               -------------------------------------------------
    2) Form, Schedule or Registration No.
                                         ---------------------------------------

    3) Filing party:
                    ------------------------------------------------------------

    4) Date filed:
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___________
*Set forth the amount on which the filing fee is calculated and state how it was determined.

(032796DTI)

REVISED PRELIMINARY OPPOSITION PROXY STATEMENT                     July __, 1998

                         ANNUAL MEETING OF STOCKHOLDERS
                  OF CORTECH, INC. ("Cortech" or "the Company")

             ASSET VALUE FUND LIMITED PARTNERSHIP ("Asset Value 1")
                        (a Delaware limited partnership)

     This Proxy Statement and the enclosed green proxy ballot (the "Green Proxy Ballot") are being sent by Asset Value on or about __________, 1998 in connection with its solicitation of proxies at the Annual Meeting of Stockholders being held by Cortech at 9:00 a.m. local time at the Renaissance Hotel, 3801 Quebec Street, Denver, Colorado on September 4, 1998 (the "Meeting").


     THIS MEETING WAS ORDERED BY THE CHANCERY COURT OF DELAWARE ONLY AFTER A LAWSUIT WAS FILED BY ASSET VALUE TO COMPEL THE MEETING.


     Effective July 21, 1998, three members of the old Board (the "Old Board") resigned after appointing their replacements (the "Appointed Board"). Cortech has stated that the departures did not result from disagreements with the Company. There has been no explanation of why the incumbents did not wait until their successors were chosen by the stockholders at the Meeting on September 4 which would have permitted stockholders an opportunity to elect the new Directors.

     At the Meeting, management proposes to elect one director, unless Asset Value succeeds in expanding the Board, in which event, management proposes to elect three additional directors. Management opposes the expansion of the Board. Management also proposes to eliminate a stockholder's right to increase the number of directors ("Elimination of Stockholders Right"); to reverse split the outstanding shares of Cortech Stock, one for four (the "Reverse Stock Split"); and to ratify Arthur Andersen LLP as independent auditors for the fiscal year ending December 31, 1998. Asset Value favors the expansion of the Board; favors the Reverse Stock Split; favors the ratification of Arthur Andersen, LLP and opposes management's slate and the Elimination of Stockholders Right.

     Asset Value and two other investors own approximately 15% of the outstanding common stock of Cortech (Cortech Stock), making them by far the largest stockholders. Under the Certificate of Incorporation and Bylaws currently in effect, the Cortech board has four members whose terms are staggered so that no more than two terms expire in any one year. A staggered board, sometimes referred to as a classified board, is an obstacle to gaining control of the Board in any one year.

     Asset Value will seek to gain control of Cortech at the Meeting by proposing to amend the Bylaws to increase the number of directors from four to seven (the "Board Amendment") and subject to the approval of the Board Amendment, to elect its four nominees as directors (the one vacancy available under the current Bylaws plus the three vacancies created by the Board
--------
     1 Asset Value is a Delaware limited partnership which is wholly-owned by Kent Financial Services, Inc., a Delaware corporation ("Kent") the shares of which are publicly traded on NASDAQ under the symbol KENT. Asset Value was organized in September, 1990 for the purpose of investing in securities, principally marketable securities. Additional information about Asset Value and its management and about Kent and the names of its officers, directors and controlling stockholders and their ownership interests is presented on Schedule 1 of this Proxy Statement.

Amendment). If the Board Amendment is approved and four Asset Value nominees are elected, Asset Value's nominees will constitute a majority of the Board and therefore control of Cortech will transfer to Asset Value.

     If the Board Amendment is not approved, Asset Value will seek to have one of its nominees elected as a director in opposition to management's nominee for the one vacancy available under the Bylaws currently in effect.

     Asset Value will vote: FOR the Board Amendment; FOR Asset Value's four nominees; FOR the Reverse Stock Split; FOR the ratification of Arthur Andersen LLP as the Company's independent auditors; and AGAINST the Elimination of Stockholders Right.

     Asset Value is likely to mail this proxy statement before management mails its proxy statement, therefore, Asset Value does not know with certainty what other proposals may be submitted to stockholders. Therefore, Asset Value also is seeking express authorization from stockholders to vote proxies on any other matter whether or not it becomes known prior to the Meeting without further consultation with, solicitation of or disclosure to the grantor.

     The close of business on July 10, 1998 has been fixed by the Company as the record date in determining the number of shares eligible to vote at the Meeting. A copy of this Proxy Statement and Green Proxy Ballot will be mailed to all stockholders entitled to vote at the Annual Meeting.

     The approval of the Board Amendment, the election of Directors and the ratification of Arthur Andersen LLP require the favorable vote of a plurality of votes present and entitled to vote at the Meeting. The Reverse Stock Split and the Elimination of Stockholders Right can be effected only by amending the Company's Certificate of Incorporation which requires an affirmative vote of a majority of outstanding shares of Cortech Stock.

     In reliance upon Rule 14a-5(c) of the Securities and Exchange Act of 19342, reference is made to management's proxy statement for a full description of management's proposals, as well as information with respect to the record date, the number of shares of Cortech Stock eligible to vote at the Meeting, the quorum, the securities ownership of the Company, information about the Company's officers and directors, including compensation, information about the ratification of the appointment of Arthur Andersen LLP as independent auditors and the date by which stockholders must submit proposals for inclusion in the next annual meeting.


PLEASE READ THE FOLLOWING MATERIAL WITH CARE BECAUSE WE BELIEVE THAT CORTECH'S FUTURE DEPENDS ON YOUR VOTE.

--------
     2 Rule 14a-5(c) provides that "any information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter may be omitted from the proxy statement, if a clear reference is made to the particular document containing such information."

                              WE URGE YOU TO VOTE:

                  FOR THE BOARD AMENDMENT (which will add three
                      vacancies on the Board for a total of
                                four vacancies).

             FOR ALL OF ASSET VALUE'S NOMINEES (which in combination
                with the Board Amendment would effect a change of
                            control to Asset Value).

                          FOR THE REVERSE STOCK SPLIT.

                FOR GRANTING ASSET VALUE AUTHORITY TO VOTE ON ANY
                  OTHER MATTERS WHICH COME BEFORE THE MEETING.

                 AGAINST THE ELIMINATION OF STOCKHOLDERS RIGHT.

     At the end of fiscal  1997,  Cortech  had net assets of only $15.4  million after losing over $70 million since 1993 in a failed attempt to exploit Cortech's technology. The Old Board then proceeded to expend $673,000 of Cortech's limited resources promoting a merger with BioStar, Inc. (the "Merger"), a company with a $5.6 million negative net worth even though Asset Value warned the Old Board from the start that the Merger was not in the interests of stockholders3 who, Asset Value said, would never approve such a transaction. The Merger was canceled on May 7,1998.

                 Only Asset Value was willing to spend its time
                    and money to publicly oppose the Merger!


     Within two weeks, Kenneth Lynn, the former CEO, left Cortech, taking with him, what we would call, a "departure bonus" of almost $500,000, another 3.5% of Cortech's remaining cash of $14.3 million. The calculation of the $500,000 departure bonus was derived by adding 20 months of salary ($442,000), future consulting fees of an undisclosed amount and health insurance coverage for 18 months estimated at $600 per month as reported in Cortech's Form 8-K filed on May 18, 1998.







--------
     3 Asset Value has not retained an independent financial adviser and its conclusions are solely based on the opinion of its manager, Asset Value Management, Inc. which was reached after reviewing management's proxy material for the Merger, including the opinion of management's financial adviser.

               We ask you. Do you want Cortech led into the future
                 by any incumbent Director or any other nominee
                             connected to the past?

                              Don't take a chance.
                               Vote for a change.
                        Vote for Asset Value's nominees!

                                  MORE RED INK!

     After the termination of the Merger, Cortech's Form 10-Q for the first quarter of 1998 revealed that Cortech's losses not only continued but increased compared to last year. In a quarter with No research and development activities and No revenues, Cortech still had approximately 15 full-time4 employees and general and administrative expenses of $1,522,000, of which, according to Cortech, merger expense only accounted for approximately $673,000.

               The question we believe you should ask yourself, is

              ARE YOU BETTER OFF NOW THAN YOU WERE FIVE YEARS AGO?

     In what we think is the biggest bull market in history, Cortech Stock prices have declined from $18.25 per share in 1993 to $.50 per share in 1998, making Cortech, by any comparison, in our view, one of the poorest stock market performers during this period--AND THAT'S NO BULL!





--------
     4    Cortech  does not  disclose  whether  there are  additional  part-time employees and consultants still hanging on.

                                  COMPARISON OF
                CORTECH'S STOCK PERFORMANCE (NASDAQ SYMBOL-CRTQ)
                                       TO
                  THE NASDAQ BIOTECHNOLOGY INDEX (IXBT) AND THE
                AMERICAN STOCK EXCHANGE BIOTECHNOLOGY INDEX (BTK)


                                [GRAPH THE ABOVE]


               Cortech         IXBT        BTK
               ------          -----      ------
1993          $18.25          197.88      115.78

1994           14.25          161.40       82.06

1995            3.65625       304.30      133.77

1996            3.8125        314.48      144.56

1997            2.03125       304.89      163.28

7/17/1998        .50          335.15      144.16





                              NOT A PRETTY PICTURE!


                              TOO LITTLE, TOO LATE


     Seven months after Asset Value first asked for representation on the Board; long after the Old Board was sued for misfeasance; after Cortech had spent $673,000 on the failed Merger; after Cortech had lost another approximately $3.4 million from operations (from September 30, 1997 through March 31, 1998), finally on May 11, 1998 the Old Board expressed an interest in meeting with Asset Value's manager, Paul Koether. By this time, Asset Value had already spent or committed significant amounts of its own funds (estimated to exceed $125,000 including counsel fees and management time) in opposing the Merger and in securing control of the Board because it believed that a change in course for Cortech was absolutely essential and because it believed that a Board controlled by management would not embrace the necessary changes. Asset Value thought that the Old Board's offer to meet, in and of itself, was too little too late.

     Asset Value was willing to meet only if the Board would first take the following steps which, in the view of Asset Value, would enhance stockholder value and stockholder democracy: 1) lift the Poison Pill put in place by the Old Board without stockholder approval ; 2) amend the By-laws to allow stockholders owning 10% or more to call a special meeting; 3) eliminate the current classification of the Board so that all directors would stand for election at the upcoming meeting and 4) elect three Asset Value nominees which would constitute a majority of the then five person Board. To date the Old Board and the Appointed Board have resisted all of these proposals.

     Supporters of classified boards and poison pills claim that they are tools for directors to resist takeovers that they deem unfair to stockholders. Whatever the justification for classified boards and poison pills in general, in the case of Cortech, Asset Value believes that they have served only to prevent competition for control. Moreover, in Asset Value's view, the Old Board's approval of the BioStar transaction exemplifies how these "tools" can be misused in the hands of directors who have bad judgment. If elected, Asset Value's nominees will remove the poison pill and propose to declassify the Board at the next Meeting.

                  MANAGEMENT'S VERSION OF STOCKHOLDER DEMOCRACY

     Management called this Meeting only after Asset Value filed to have the Delaware courts compel Cortech to hold the Meeting. We ask you: Why would management fail to call a meeting within the time required by law? Why is management spending your money and our money to delay what we believe will be the day of reckoning when the stockholders will finally be given a choice between what, in our view, is the failed past and what we think will be a better future. In making this choice, we ask you to consider that Asset Value has promised not to seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Nor will Asset Value consider selling its Cortech Stock before a transaction is consummated which Asset Value believes is in the interests of all stockholders. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit. Moreover Asset Value's nominees do not intend to take any fees for managing Cortech.


                         TIME AND MONEY ARE RUNNING OUT!

     On May 18, 1998, CEO Kenneth Lynn left Cortech. We believe that Mr Lynn was made a scapegoat for what we think is Cortech's prior mismanagement. But in our opinion, Mr. Lynn was a symptom of what is wrong with Cortech not the source, at least, in our view, not the only source. In the past five years (including the first quarter of 1998), Cortech has lost over $70 million, and as of March 31, 1998, had cash of only $14.3 million. We ask, does Lynn's departure absolve the Old Board members of their responsibility for these losses? We think the answer is a resounding No!

Will you vote for the nominees appointed by the Old Board members who led us to where we are today? We hope the answer is a resounding No!

                  PICTURE OF HOUR GLASS WITH CONTENTS READING


                                                               CASH REMAINING AT
                                                               MARCH 31, 1998
                                                               $14.3 million



                                                               ACCUMULATED
                                                               DEFICIT
                                                               $86 million!!!





                               STOP THE RED INK !

     Asset Value considers a shutdown of Cortech an alternative which must be considered, particularly in view of the continued losses reported in the first quarter of 1998. Such a course however, has risks, including the possible further diminishment of Cortech's technology and the possible cessation of Cortech as a going concern. The matter would be further evaluated with current employees once Asset Value gained control, therefore, there is no assurance that Cortech would be shut down.

     Asset Value can only give stockholders the assurance that its nominees will try to further reduce Cortech's expenses and will move as quickly as possible to secure a merger partner. Expenses that will be particularly scrutinized for cuts are any part-time employees or consultants and employees engaged in any activity other than care taking. The new Board would seek to reduce, if possible, any professional fees unrelated to seeking a strategic partner. Asset Value's nominees have pledged to take no fees for serving as directors.

                          THE SHAPE OF THINGS TO COME 5

     So, what else will Asset Value do if it obtains control of the Cortech Board? We believe that once the Old Board determined to change control of Cortech, it should have sought competitive transactions more aggressively, by advertising in the financial media, by engaging an investment banker from the outset to solicit merger partners and by publicly stating that the Board was conducting an open bidding process for control of Cortech. If elected Asset Value's nominees will
--------
     5   H.G. Wells
take these steps. Asset Value has no specific merger partner in mind and has considered possible alternatives for the future of Cortech only in a preliminary way. In the course of its own business, however, Asset Value constantly reviews investment opportunities and in connection with this process has seen companies which might be attractive strategic partners for Cortech although additional analysis would be required to determine whether any of these companies are a fit with Cortech.

     The principal standards for seeking a candidate would be balance sheet quality, positive earnings and good growth potential. Asset Value also believes that a private company which seeks a public market or a public company which needs Cortech's assets to qualify for NASDAQ, would consider these attributes as well as cash in calculating Cortech's value. As of March 31, 1998, Cortech's total assets were $14.9 million of which cash and cash equivalents were $14.3 million. Asset Value is not sure, however, that there are potential acquisitions or mergers that would be attractive for Cortech. One thing is certain however, Asset Value will not seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Nor will Asset Value consider selling its Cortech Stock before a transaction is consummated which Asset Value believes is in the interests of all stockholders. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit.


   WARNING: "Those who cannot remember the past are condemned to repeat it."6

     In our opinion, several individuals and entities, other then Cortech stockholders would have reaped the benefits of the Merger with BioStar. We believe that Mr. Lynn stood to benefit from the Merger because it would have triggered his golden parachute ($1,300,000 for him and others with severance agreements) and enabled him (and other Board members and executive officers) to exercise 623,535 options. BioStar's management would have received additional compensation and options in connection with the Merger. In fact, it seems to Asset Value, that every participant was to profit from the Merger except the public stockholders of Cortech, who would have suffered a dilution in book value per Cortech share of 64% (from an historical $.83 to a pro forma $.30) while BioStar stockholders would have enjoyed an improvement in book value from an historical negative ($2.86) to a positive $.17 per share. Remember. Only Asset Value was willing to spend its time and money to publicly oppose the Merger!


                              PLEASE ASK YOURSELF:

               DO YOU WANT A BOARD COMPRISED OF ANY DIRECTORS WHO
                WERE PART OF MANAGEMENT WHILE CORTECH WAS LOSING
                                 ALL THIS MONEY?



--------
     6    The Life of Reason, (1905) George Santayana

               DO YOU WANT FUTURE TRANSACTIONS SELECTED BY ANYONE
              WHO EITHER APPROVED THE MERGER OR STOOD SILENT WHILE
                            THE MERGER MOVED FORWARD?

                  WE HOPE YOUR ANSWER WILL BE : CERTAINLY NOT!

              PLEASE SEND THE GREEN PROXY BALLOT TO ASSET VALUE AND VOTE TO INCREASE THE BOARD AND TO ELECT ALL OF ASSET
                                VALUE'S NOMINEES.

              IF THE BOARD IS INCREASED AND ASSET VALUE'S NOMINEES
                 RECEIVE THE HIGHEST NUMBER OF VOTES CONTROL OF
                      CORTECH WILL TRANSFER TO ASSET VALUE.

     Remember, Asset Value will not merge Cortech with an Asset Value affiliate or a company in which Asset Value is a stockholder. Asset Value believes it should gain from any future acquisition or Merger involving Cortech only to the extent all stockholders benefit. Nor will Asset Value sell its Cortech Stock before a transaction is consummated which Asset Value believes is in the interests of all stockholders. Asset Value's nominees have pledged not to accept any fees for serving as directors.


                             IT'S TIME FOR A CHANGE.
                                VOTE FOR CHANGE.
                              VOTE FOR ASSET VALUE.


                                   PROPOSAL 1

                    THE BOARD AMENDMENT (INCREASE THE BOARD)

     Asset Value is asking for your support to approve the Board Amendment which will amend Article 3 Section 3.1 of the Bylaws of Cortech to set the number of directors serving on the Board at seven. The Board currently has four members. The affirmative vote of a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting are required to approve this proposal.

     Asset Value urges you to vote FOR the approval of the Board Amendment which will set the number of directors to serve on the Board at seven.

                                   PROPOSAL 2

                              ELECTION OF DIRECTORS

     Asset Value is asking for your support to elect its  nominees.  Article II,
Section 2.2 of the Company's Bylaws, purports to require that to bring business before the annual meeting, a stockholder must provide timely, written notice to the secretary describing the business and providing information about the stockholder, including name and address and beneficial ownership. The affirmative vote of a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting is required to elect each of the Asset Value nominees. Information about management's nominees, including beneficial ownership of Cortech Stock and compensation can be found in management's proxy statement.

     If the Board Amendment is approved four Asset Value nominees will stand for election. If there is only one vacancy, only Paul O. Koether will stand for election. If a majority of shares of Cortech Stock present by proxy or in person vote in favor of the Board Amendment, there will be four vacancies on the Board and the four nominees receiving the highest vote (whether Asset Value's nominees or management's nominees) will be elected to the Board. If fewer than four Asset Value nominees are elected, then Asset Value's nominees will withdraw in ascending order starting with nominee John W. Galuchie, Jr. If Asset Value's four nominees are elected, Asset Value's nominees will constitute a majority of the Board and control of Cortech will transfer to Asset Value.

     Except as provided above, the persons nominated by Asset Value have agreed to serve if elected, and Asset Value has no reason to believe that such nominees will be unable to serve. In the event any nominee subsequently becomes unable or unwilling to serve, Asset Value will vote its Cortech Stock and its proxies for a substituted nominee. The biographical data, including age, principal occupation or employment, and other affiliations and business experience of each Asset Value nominee during the last five years follows:


     Paul O. Koether, age 61, is principally engaged in the following businesses: (i) as Chairman and director of Kent Financial Services, Inc. ("Kent") since July 1987 and President since October 1990 and the general partner since 1990 of Shamrock Associates, an investment partnership which is the principal stockholder of Kent and (ii) various positions with affiliates of Kent, including Chairman since 1990 and a registered representative since 1989 of T. R. Winston & Company, Inc. ("Winston") and since July 1992, a director of American Metals Service, Inc., ("AMS") which was an indirect, majority-owned subsidiary of Kent before its Shares were distributed to Kent's stockholders. Mr. Koether also has been Chairman since April 1988, President from April 1989 to February 1997 and director since March 1988 of Pure World, Inc., formerly American Holdings, Inc., ("Pure World") and since December 1994 has been a director and since January 1995 has been Chairman of Pure World's majority-owned subsidiary, Madis Botanicals, Inc., ("Madis") a manufacturer and distributor of natural products. He is also Chairman and a director of Pure World's principal stockholder, Sun Equities Corporation, ("Sun") a private company. Mr. Koether served as Chairman and a director of NorthCorp Realty Advisors, Inc., an asset management company, ("NorthCorp") from June 1992 when it was acquired by Pure World until August, 1994 when it was merged and renamed Crown NorthCorp, Inc.

     Mark W. Jaindl, age 38, is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank. He has served as Senior Vice President of Pure World from June 1992 until May 1995 and as a director since October 1994. He was Senior Vice President of Madis from December 1994 until May 1995 and a director of Madis since December 1994 and he has served as a director of AMS since July 1992. Mr. Jaindl was a director of NorthCorp from June 1992 until September 1994 and was Interim President of NorthCorp from February 1994 until August 1994. From May 1982 to October 1991 and again since May 1995 he has served as Chief Financial Officer of Jaindl Farms, which is engaged in diversified businesses, including the operation of a 12,000-acre turkey farm, a mobile home park, a John Deere dealership and a grain operation. Mr. Jaindl also served as the Chief Financial Officer of Jaindl Land Company, a developer of residential, commercial and industrial properties in eastern Pennsylvania.

     James L. Bicksler, age 60, is a Professor of Economics and Finance, Graduate School of Management, Rutgers University, a position he has held since 1969.

     John W. Galuchie, Jr., age 45, a certified public accountant, is principally engaged in the following businesses: (i) Winston, as President since January 1990 and director since September 1989; (ii) Kent, in various executive positions since 1986 and a director from June 1989 until August 1993; (iii) Pure World, as Executive Vice President since April 1988, director from January 1990 until October 1994 and for more than five years as Vice President and director of Sun; (iv) AMS as Vice President, Treasurer and a director since July 1992. Mr. Galuchie served as a director of Crown NorthCorp, Inc., the successor corporation to NorthCorp from June 1992 to August 1996.


     Asset Value urges you to vote FOR the nominees described above. They will seek to maximize stockholder values and pledge to cooperate with and consider the proposals of other stockholders.

     The nominees (whether Asset Value's or management's nominees) receiving the highest number of votes cast at the meeting will be elected. Asset Value makes no provision for voting for management's nominees or any other nominees, therefore if you vote for fewer than all of Asset Value's nominees, you will not have an opportunity to vote for candidates to fill vacancies on the Board.

     Even if you have voted against increasing the Board please vote for Asset Value's nominees. The nominees receiving the highest number of votes will be elected. If the Board Amendment is not approved, Paul Koether can still be elected if his votes exceed the votes for any other nominee. Therefore if you agree that it is time for a change, a real change, VOTE

                           YES to the Board Amendment

                                       and

                           FOR Asset Value's nominees

                                   PROPOSAL 3

                             THE REVERSE STOCK SPLIT

     Management has proposed to reverse stock split Cortech stock one for four (for every four shares you presently hold, you will hold one share). Relying on management's position that the Reverse Stock Split is necessary to support the Company's appeal from NASDAQ's delisting of Cortech Stock, Asset Value is supporting the proposal. Management's proxy statement contains more information about the Reverse Stock Split and why management proposes it.

     The affirmative vote of a majority of outstanding shares of Cortech Stock is required to approve the Reverse Stock Split.

                                   PROPOSAL 4

                       RATIFICATION OF INDEPENDENT AUDITOR

     Management has proposed and Asset Value favors the ratification of Arthur Andersen LLP as Cortech's independent auditor. More information about this proposal is provided in management's proxy statement. A plurality of shares of Cortech stock voting at the Meeting is required to approve this proposal.


                                   PROPOSAL 5

                     AUTHORIZATION TO VOTE ON OTHER MATTERS

     Asset Value is seeking express authority to vote on any other matters which come before the Meeting. Asset Value is likely to mail this proxy statement before management mails its proxy statement, therefore, Asset Value does not know with certainty what other proposals may be submitted to stockholders. Therefore, Asset Value also is seeking express authorization from stockholders to vote proxies on any other matter whether or not it becomes known prior to the Meeting.


     If this authority is granted, it means that the proxy can be voted on any other matter that comes before the meeting without further consultation with, solicitation of or disclosure to the grantor of the proxy. However, even if you grant this authority, remember you can always revoke any proxy at anytime even at the meeting by following the procedures outlined below under "REVOCATION OF PROXIES".

                                   PROPOSAL 6

               OPPOSITION TO MANAGEMENT'S PROPOSED ELIMINATION OF
                    STOCKHOLDERS RIGHT TO INCREASE THE BOARD

     Currently stockholders can amend any By-law by the favorable vote of a plurality of shares of Cortech Stock voting at any stockholders meeting, including setting the number of directors. Asset Value has proposed to increase the number of directors and to elect its nominees to the additional vacancies, the intention and effect of which, is to override declassification as an obstacle to obtaining control of the Company at the Meeting. Management proposes to eliminate the right of stockholders to increase the Board by amending the Certificate of Incorporation and giving the Directors the sole right to set the number of directors. Asset Value opposes the Elimination of Stockholders Right for all the reasons set forth in this Proxy Statement in support of transferring control of Cortech to Asset Value. Management's basis for submitting this proposal is described in management's proxy statement. If fewer than a majority of outstanding shares of Cortech Stock vote for management's proposal, it will be defeated.

                       REQUIRED VOTE AND MANNER OF VOTING

     If more than a majority of shares of Cortech Stock present by proxy or in person vote in favor of the Board Amendment, there will be four vacancies on the Board and the four nominees receiving the highest vote (whether Asset Value's nominees or management's nominees) will be elected to the Board. If fewer than four Asset Value nominees are elected, then Asset Value's nominees will withdraw in ascending order starting with nominee John W. Galuchie, Jr. If the Board Amendment is not approved the nominee (whether Asset Value's nominee or management's nominee) receiving the highest number of votes cast at the meeting will be elected.

     If a plurality of shares of Cortech Stock voting at the Meeting vote for the ratification of Arthur Andersen LLP as Cortech's independent auditor, this proposal will be approved. If a proxy grants express authority to vote the proxy on any other matter that comes before the Meeting, the proxies will be entitled to vote on any matter without further consultation with, solicitation of or disclosure to the grantor of the proxy. If a proxy does not grant such authority, then the proxy can be voted on other matters but not on any matter which becomes known a reasonable time before the Meeting. If the proposal to effect the Reverse Stock Split by amending the Certificate of Incorporation is approved by the favorable vote of a majority of outstanding shares of Cortech Stock it will be approved. If the proposal to eliminate a stockholder's right to increase the Board is not approved by the favorable vote of a majority of outstanding shares of Cortech Stock, it will be defeated.

     Valid proxies will be voted as instructed therein, but absent instructions on the Green Proxy Ballot, it will be voted FOR the Board Amendment; FOR Asset Value's nominees; FOR the Reverse Stock Split; FOR the ratification of Arthur Anderson LLP; FOR granting the express authority to vote on any other matter which comes before the meeting; and AGAINST the Elimination of Stockholders Right. Absent the grant of express authority to vote the proxy on any matter that comes before the Meeting which is presently unknown, the proxy can still be voted on any other matter except a matter that is known a reasonable time before the Meeting. Abstentions and broker non-votes (where a nominee holding

Shares for a beneficial owner has not received voting instructions from the beneficial owner on a particular matter and the nominee does not vote the Shares) will be counted in the determination of a quorum but will not be counted for or against any proposal. We urge you to sign, date and return the Green Proxy Ballot in the enclosed envelope. No postage is required if mailed in the United States.


                              SHARES IN STREET NAME

     If you hold your Cortech Stock in the name of a brokerage firm or bank, your broker or banker cannot vote the Stock until the broker or banker receives specific instructions from you. Please contact the party at the brokerage firm or bank responsible for your account to make sure that a proxy is executed for your Cortech Stock on the Green Proxy Ballot.

                              REVOCATION OF PROXIES

     If you have executed any proxy ballot before receiving this Proxy Statement, you have every right to change your vote by signing, dating and returning the enclosed Green Proxy Ballot in the postage-paid envelope provided. Only your latest dated proxy will count at the Meeting. Any proxy, including the proxy solicited hereby, may be revoked at any time before it is voted by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company or to Asset Value, (ii) filing with the Secretary of the Company a written revocation or (iii) attending and voting at the Meeting in person.


                              SOLICITATION EXPENSE

     Asset Value, Mark W. Jaindl and Frederick J. Jaindl (see Schedule 1) will bear the cost of preparing, assembling and mailing the enclosed form of proxy, this proxy statement and other material which may be sent to stockholders in connection with this solicitation. Officers and regular employees of Asset Value or its affiliates may solicit proxies by mail, telephone, telegraph, facsimile and personal interview, for which no additional compensation will be paid. In addition, Asset Value has retained Beacon Hill Partners, Inc. ("Beacon Hill") to solicit proxies on its behalf. In connection with the solicitation in opposition to Cortech, Asset Value has agreed to pay Beacon Hill up to $15,000 plus expenses, part of which is a success fee. Asset Value advanced Beacon Hill $3,000 to cover expenses. It is anticipated that the cost to Asset Value in connection with this solicitation (including filings in opposition to the Merger) will be approximately $125,000.


                                            Very truly yours,


                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership

                                    IMPORTANT

     If your Shares are held in "Street Name" only your bank or broker can vote your Shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a Green Proxy Ballot as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814

                                                                      SCHEDULE 1



              ADDITIONAL INFORMATION ABOUT ASSET VALUE FUND LIMITED
               PARTNERSHIP, MARK W. JAINDL AND FREDERICK J. JAINDL


     Asset Value Fund Limited Partnership ("Asset Value") is engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc. ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), whose principal business is the operation of T. R. Winston & Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921.

     Mark W. Jaindl ("Mark Jaindl") is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown, PA 18104 ("American Bank"). (For additional information on Mark Jaindl, see PROPOSAL 1, ELECTION OF DIRECTORS.) Frederick J. Jaindl ("Fred Jaindl") is the sole proprietor of Jaindl Farms (turkey farming), whose principal business address is 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is Chairman of American Bank. Mark and Fred Jaindl are the principal stockholders of American Bank. Mark Jaindl is the son of Fred Jaindl.

     As of March 23, 1998, Asset Value holds 2,000,000 Cortech Shares or approximately 10.80% of the total Cortech Shares outstanding. Mark Jaindl holds 250,000 Cortech Shares, or approximately 1.35% and Fred Jaindl holds 520,000 Cortech Shares or approximately 2.80%. Asset Value, Mark Jaindl and Fred Jaindl disclaim the beneficial ownership of each other's Cortech Shares. Purchases and sales of Cortech Shares by Asset Value, Mark Jaindl and Fred Jaindl are listed on Schedule 2.

     During the past ten years, none of Asset Value, Mark Jaindl, Fred Jaindl, Asset Value Management, Kent, TRW, or the Directors and Executive Officers of Kent has been convicted in a criminal proceeding.


                            DIRECTORS AND EXECUTIVE OFFICERS
                            OF KENT FINANCIAL SERVICES, INC.

                                                                 Percent of Direct or
                                                                  Indirect Ownership
 Name and Address                 Position and Office          of Voting Securities of
of Beneficial Owner               Currently Held            Kent Financial Services, Inc.
-------------------               -------------------       -----------------------------
Paul O. Koether                   Chairman, Director                 44.90%
 211 Pennbrook Road                and President
 Far Hills, NJ 07931

John W. Galuchie, Jr.             Vice President and
  376 Main Street                  Treasurer                          2.32%
 Bedminster, NJ 07921

Mark Koscinski                    Vice President                         *
  376 Main Street
  Bedminster, NJ 07921

M. Michael Witte                  Director                            1.15%
 1120 Granville Avenue
 Suite 102
 Los Angeles, CA 90049

Casey K. Tjang                    Director                               *
 56 Hall Drive
 Clark, NJ 07066

Mathew E. Hoffman                 Director                               *
 62 Rosehill Avenue
 New Rochelle, NY 10804
_________________________________________
*Less than 1 percent



                                                                      SCHEDULE 2



                      PURCHASES AND SALES OF CORTECH SHARES

ASSET VALUE<F1>

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
07/25/97                  20,000                      $.61375            $   12,275.00
07/31/97                   6,700                       .625                   4,321.50
08/06/97                   9,100                       .6875                  6,256.25
08/07/97                   2,600                       .6875                  1,787.50
08/08/97                   3,100                       .6875                  2,131.25
08/12/97                 458,500                       .6875                315,218.75
08/15/97                   5,100                       .6875                  3,506.25
08/18/97                   5,200                       .6689                  3,478.28
08/19/97                   3,200                       .65625                 2,100.00
08/20/97                   9,000                       .65625                 5,906.25
08/21/97                   8,500                       .6875                  5,843.75
08/27/97                 146,800                       .6875                103,861.00
09/08/97                  22,000                       .6875                 15,125.00
09/11/97                  20,000                       .703125               14,062.50
09/15/97                  26,000                       .703125               18,281.25
09/16/97                   7,700                       .703125                5,414.06
09/17/97                   4,000                       .703125                2,812.50
09/24/97                  31,425                       .703125               22,095.70
09/30/97                  89,600                       .703125               63,000.00
10/01/97                  56,000                       .703125               39,375.00
10/02/97                   1,475                       .703125                1,037.11
10/06/97                  25,000                       .6875                 17,187.50
10/07/97                   2,000                       .6875                  1,375.00
10/07/97                   6,500                       .71875                 4,671.88
10/07/97                 336,000                       .703125              236,250.00
10/08/97               1,556,757                       .65                1,011,892.05
10/08/97                   5,000                       .75                    3,750.00
10/08/97                  20,000                       .71875                14,375.00
10/09/97                   2,000                       .71875                 1,437.50
10/09/97                   5,000                       .765625                3,828.13
10/09/97                  18,500                       .75                   13,875.00
10/10/97                   4,500                       .78125                 3,515.63
10/14/97                   1,000                       .78125                   781.25
10/14/97                   6,000                       .8125                  4,875.00
10/28/97                  15,000                       .6875                 10,312.50
10/30/97                  13,000                       .6875                  8,937.50
10/30/97                  12,000                       .65625                 7,875.00
11/03/97                   3,700                       .6875                  2,543.75
11/04/97                   4,900                       .65625                 3,215.63
11/05/97                  12,000                       .6875                  8,250.00
11/05/97                   2,500                       .65625                 1,640.63
11/07/97                  11,300                       .65625                 7,415.63
11/10/97                  58,343                       .65625                38,287.59
11/11/97                  10,500                       .65625                 6,890.63

                                                         (table continued on next page)




(table continued from previous page)


Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
11/14/97                   4,000                       .65625                 2,625.00
11/14/97                   8,500                       .6875                  5,843.75
11/17/97                   9,700                       .65625                 6,365.63
11/18/97                  11,300                       .65625                 7,415.63
11/24/97                   5,000                       .640625                3,203.13
                       ---------                                         -------------
                       3,106,000                                         $2,086,524.84
                       ---------                                         -------------

Dates sold            Number of shares sold         Price per share<F2>    Total
----------            -------------------------     ---------------      -------------
08/13/97                   3,000                      $.6875             $    2,062.43
08/29/97                   3,000                       .71875                 2,156.17
09/17/97                   2,000                       .71875                 1,437.45
09/30/97                   3,000                       .71875                 2,156.17
10/07/97                 325,000                       .65                  211,242.95
02/10/98                 770,000                       .6705                516,285.00
                       ---------                                         -------------
                       1,106,000                                            735,340.17<F3>
                       ---------                                         -------------
                       2,000,000                                         $1,319,425.00
                       =========                                         =============


MARK W. JAINDL

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
02/10/98                 250,000                       .6705             $  167,625.00
                      ==========                                         =============



FREDERICK J. JAINDL

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
02/10/98                 520,000                       .6705             $  348,660.00
                      ==========                                         =============



<F1>     Excludes the purchase for an aggregate  amount of $11,251.52 on October
         8, 1997 of warrants to purchase 562,576 shares of Cortech stock, which were contributed back to the capital of Cortech on October 18, 1997.
         No shares were purchased with or are being held with borrowed funds.

<F2>     Price excludes brokerage commissions, if any.

<F3>     Reflects loss on sale of $31,759.67.

REVISED PRELIMINARY OPPOSITION PROXY CARD

                                 Cortech, Inc.
                 Annual Meeting To Be Held On September 4, 1998
          This Proxy Is Being Solicited On Behalf Of Asset Value Fund
                      Limited Partnership ("Asset Value")

     The undersigned hereby appoints Paul O. Koether, Mark W. Jaindl and John W. Galuchie, Jr. or any of them, the undersigned's proxies, each with full power of substitution, to vote all Shares of Common Stock of Cortech, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held on September 4, 1998 at 9:00 a.m. local time at the Renaissance Hotel, 3801 Quebec Street, Denver, Colorado (the "Meeting") and at any adjournments or postponements thereof and, without limiting the generality of the power hereby conferred, the proxy nominees named above and each of them are specifically directed to vote as indicated below.


     WHERE A CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4 AND 5 (GRANTING EXPRESS AUTHORITY TO VOTE ON ANY MATTER) AND AGAINST PROPOSAL 6.


     Even if express authority to vote on any other matters is withheld, this proxy confers discretionary authority on the proxy nominees named herein and each of them to vote on such amendments, variations or other business except those matters which become known a reasonable time before the Meeting.


ASSET VALUE RECOMMENDS A VOTE FOR INCREASING THE NUMBER OF DIRECTORS FROM FOUR TO SEVEN.


1. To amend Article 3 Section 3.1 of the Company's Bylaws to set the number of directors to serve on the Board of Directors at seven.

______FOR                     ______AGAINST                      ______ABSTAIN


ASSET VALUE RECOMMENDS A VOTE FOR THE ASSET VALUE NOMINEES.


2. To elect Asset Value's nominees, Paul O. Koether, Mark W. Jaindl, James L. Bicksler and John W. Galuchie, Jr.


______FOR all nominees (except as marked to the contrary).

______WITHHELD authority to vote for all nominees.

For, except vote withheld from the following nominee(s):

--------------------------------------------------------------------------------



ASSET VALUE RECOMMENDS A VOTE FOR THE REVERSE STOCK SPLIT.

3. To approve an amendment to the Company's Certificate of Incorporation to provide for a one for four reverse stock split.

______FOR                     ______AGAINST                      ______ABSTAIN

ASSET VALUE RECOMMENDS A VOTE FOR THE RATIFICATION OF ARTHUR ANDERSEN LLP.


4. To ratify the appointment of Arthur Andersen LLP as independent auditors for the year ended December 31, 1998.

______FOR                     ______AGAINST                      ______ABSTAIN


ASSET VALUE RECOMMENDS A VOTE FOR GRANTING EXPRESS AUTHORIZATION TO VOTE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENTS OR ADJOURNMENTS OF THE MEETING WITHOUT FURTHER DISCLOSURE, CONSULTATION OR SOLICITATION.


5. To grant express authority to vote on any matter subsequently proposed before or at the Meeting.

______GRANTED                 ______WITHHELD                     ______ABSTAIN


ASSET VALUE RECOMMENDS A VOTE AGAINST THE PROPOSAL TO ELIMINATE STOCKHOLDERS RIGHT TO INCREASE THE NUMBER OF DIRECTORS.

6. To amend Article IX , Section 1 of the Company's Certificate of Incorporation to provide that the number of directors shall be set by the Board of Directors.

______FOR                     ______AGAINST                      ______ABSTAIN


     The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement for the September 4, 1998 meeting.


                                      Dated:______________________________, 1998


------------------------------------------
                                      Signature of Stockholder


------------------------------------------
                                      Signature of Stockholder if Shares held in
                                      more than one name (Please sign exactly as
                                      name or names appear hereon. Full title of
                                      one  signing  in  representative  capacity
                                      should   be   clearly   designated   after
                                      signature.  If a corporation,  please sign
                                      in full corporate  name  by  President  or
                                      other   authorized   officer(s).     If  a
                                      partnership, please sign in partnership name by authorized person. If stock is in the name of two or more persons, each should sign. Joint owners should each sign. Names of all joint holders should be written even if signed by only one.)

PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.